Mail Stop 7010

October 18, 2005

Via U.S. mail and facsimile

J.F. Robertson
Chief Executive Officer
United Wisconsin Grain Producers, LLC
W1231 Tessman Road
Cambria, Wisconsin  53923

	RE:	Form 10-KSB for the fiscal year ended December 31, 2004
Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June
30, 2005
		File No. 0-50733


Dear Mr. Robertson:

		We have reviewed your response letter dated October 10, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After reviewing this information, we raise additional comments.
1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-QSB for the Fiscal Quarter Ended June 30, 2004

1. Summary of Significant Accounting Policies, page 9

Derivative Instruments, page 10
2. We note your response to comment 7 in our letter dated
September
29, 2005. Your response did not address how you intend to reflect the restricted cash related to your derivative instrument positions to be presented as "margin deposits" in future filings. Please tell us where you intend to present the changes in this balance on your statements of cash flows in future filings. Please also tell us your basis in GAAP which supports your conclusion regarding the presentation. Refer to paragraph 7 of SFAS 95 for guidance.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, Tracey Houser at (202) 551-3736.


							Sincerely,



							Nili Shah
							Accounting Branch Chief

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Mr. J.F. Robertson
United Wisconsin Grain Producers, LLC
October 18, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE